Exhibit 12.01

OGE ENERGY CORP.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	Dec 31, 2003	Dec 31, 2004	Dec 31, 2005	Dec 31, 2006	Dec 31, 2007

Earnings:
Pre-tax income from continuing operations	$201,237,416	$215,289,482	$229,837,874	$346,559,601	$360,957,866

Add Fixed Charges	96,489,538	95,978,185	95,956,779	104,155,889	97,599,492

Subtotal	297,726,954	311,267,667	325,794,653	450,715,490	458,557,358

Subtract:
Allowance for borrowed funds used during construction	538,624	1,661,732	2,232,715	4,486,530	3,989,406
Other capitalized interest	---	---	---	920,303	902,022

Total Earnings	297,188,330	309,605,935	323,561,938	445,308,657	453,665,930

Fixed Charges:
Interest on long-term debt	87,348,025	83,094,306	79,951,032	88,287,021	88,677,365
Interest on short-term debt and other interest charges	5,488,788	9,359,056	12,570,711	13,107,379	6,444,257
Calculated interest on leased property	3,652,725	3,524,823	3,435,036	2,761,489	2,477,870

Total Fixed Charges	$96,489,538	$95,978,185	$95,956,779	$104,155,889	$97,599,492

Ratio of Earnings to Fixed Charges	3.08	3.23	3.37	4.28	4.65